Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with International Financial Reporting Standards (IFRS), for the six months ended April 30, 2016 and for five-year period ended October 31, 2015:

	IFRS
	Six months ended April 30, 2016	Year ended October 31, 2015	Year ended October 31, 2014	Year ended October 31, 2013	Year ended October 31, 2012	Year ended October 31, 2011

Excluding Interest on Deposits	5.89	6.14	6.23	5.34	4.88	3.47
Including Interest on Deposits	2.59	2.53	2.43	2.28	2.12	1.84

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries – IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Six months ended April 30 2016	Year ended October 31 2015	Year ended October 31 2014	Year ended October 31 2013	Year ended October 31 2012	Year ended October 31 2011
(Canadian dollars in millions)
Excluding Interest on Deposits

Net Income before income taxes	$6,351	$12,623	$11,710	$10,447	$9,513	$8,191

Less: Income/(loss) from equity investees (Note 1)	$(78)	(146)	(162)	(139)	6	9	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,175	$2,235	$2,030	$2,205	$2,298	$3,164
Estimated interest within rental expense	109	193	177	169	155	156

Total fixed charges	1,284	2,428	2,207	2,374	2,453	3,320

Preferred dividend requirements (note 2)	170	240	277	317	328	326	Note 2

Fixed charges and preferred dividends	1,454	2,668	2,484	2,691	2,781	3,645

Earnings	7,557	14,905	13,755	12,682	11,972	11,520

Ratio of earnings to fixed charges	5.89	6.14	6.23	5.34	4.88	3.47

Ratio of earnings to fixed charges and preferred dividends	5.20	5.59	5.54	4.71	4.31	3.16

Including Interest on Deposits

Net Income before income taxes	$6,351	$12,623	$11,710	$10,447	$9,513	$8,191

Less: Income/(loss) from equity investees (Note 1)	(78)	(146)	(162)	(139)	6	9	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$3,836	$7,958	$7,903	$7,899	$8,379	$9,626
Estimated interest within rental expense	109	193	177	169	155	156

Total fixed charges	3,945	8,151	8,080	8,068	8,534	9,782

Preferred dividend requirements (note 2)	170	240	277	317	328	328	Note 2

Fixed charges and preferred dividends	4,115	8,391	8,357	8,385	8,862	10,110

Earnings	10,218	20,628	19,628	18,376	18,053	17,982

Ratio of earnings to fixed charges	2.59	2.53	2.43	2.28	2.12	1.84

Ratio of earnings to fixed charges and preferred dividends	2.48	2.46	2.35	2.19	2.04	1.78

Note (1)	Six months ended April 30 2016	2015	2014	2013	2012	2011
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	88	149	162	159	162	(8,890)
Impairment of investments in JV and associates	(10)	(3)		(20)	(168)
JV
(proportionate consolidation Cdn. GAAP)

	78	146	162	139	(6)	(8,890)

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	134	191	213	253	258	258
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	79.0%	79.4%	76.9%	79.9%	78.9%	78.7%

Preferred Dividend Requirement	170	240	277	317	327	328

Effective Tax Rate	21.0%	20.6%	23.1%	20.1%	21.1%	21.3%